May 5, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Real Mex Restaurants, Inc.
Registration Statement on Form S-4 (File No. 333-116310)

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Real Mex Restaurants, Inc. (the "Company") hereby applies for the withdrawal of its Registration Statement on Form S-4 (File No. 333-116310), together with all exhibits and amendments thereto (the "Registration Statement").

        The Registration Statement was filed to register $105,000,000 aggregate principal amount of senior secured notes due 2010 (the "Notes") to be issued in exchange for a like principal amount of unregistered notes (the "Exchange Offer"). The Exchange Offer was terminated by the Company on May 4, 2005. The Registration Statement is being withdrawn in connection with the termination of the Exchange Offer. As a result of the termination of the Exchange Offer, no securities have been sold or exchanged in the Exchange Offer pursuant to the Registration Statement.

        The Company requests that the Commission approve an order granting the withdrawal of the Registration Statement as of the date hereof or at the earliest practical date hereafter. Please issue an order granting withdrawal of the Registration Statement and deliver by facsimile a copy of such order to the undersigned care of Jonathan E. Silverblatt, Esq., Dechert LLP, at (212) 698-3599.

        If you have any questions with regard to this application for withdrawal, please do not hesitate to contact the undersigned at (310) 513-7502 or Jonathan E. Silverblatt at (212) 698-3550.

Very truly yours,
REAL MEX RESTAURANTS, INC.
By:	/s/ STEVEN TANNER Name: Steven Tanner
Title: Senior Vice President, Chief Financial Officer